NEWS RELEASE

Birch Mountain Approved for AMEX Listing

CALGARY, April 14, 2005-Birch Mountain Resources Ltd. (BMD: TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Company") is pleased to announce that it has been approved for listing on the American Stock Exchange (AMEX). Trading will commence, under the trading symbol BMD, on Thursday, April 21, 2005.

"We are very pleased with our listing on the American Stock Exchange. We view this as a milestone event in Birch Mountain's evolution. The AMEX listing has been undertaken to improve the accessibility and liquidity of the shares, as well as broaden the potential exposure to capital markets. In addition, we believe the AMEX listing will increase our visibility in the financial community and our industry as we strive to execute our growth strategy and build an outstanding company," said Doug Rowe, President and Chief Executive Officer.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on AMEX, and may be rescinded if the Company is not in compliance with such standards.

Based in Calgary, Birch Mountain is dedicated to developing the industrial mineral and precious metals potential of our Athabasca mineral property, centred in the oil sands area of northeastern Alberta. Our Industrial Minerals Division expects to initiate sales of high-quality limestone aggregates in 2005, and quicklime and related products in 2008, for construction and operation of the oil sands industry.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.